

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2010

Mr. Mark Castaneda
Chief Financial Officer
Primo Water Corporation
104 Cambridge Plaza Drive
Winston-Salem, North Carolina 27104

> **Re:** **Primo Water Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 9, 2010**
> **File No. 333-165452**

Dear Mr. Castaneda:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Principal Stockholders, page 129

1. Please identify in the footnotes to the table the natural persons who have voting and/or investment control over the securities held by Murphy Alternative Investments, LLC.

Related Party Transactions, page 133

2. We note that you added Murphy Alternative Investments, LLC as a Series B and C preferred stock investor. If this investor recently purchased these securities, please update the dates of the preferred stock private placement transactions in this section, and also include this transaction under the Recent Sales of Unregistered Securities section on page II-2.

Conversion of Series A and Series C Convertible Preferred Stock . . ., page 133

3. Please revise your disclosure of the Series C convertible preferred stock to describe the adjustment mechanism that was recently approved by your board.

Spin-Off of Prima Bottled Water, Inc. and Related Transactions, page 137

4. We note in your response to comment seven in our letter dated July 6, 2010 that you did not verify each stockholder's continuing status as an accredited investor at the time of the spinoff and that three other stockholders did not provide representations regarding their status. We further note that you believe that "[t]o the extent the size of the offering is based upon the cash consideration paid for the securities, the size of the offering was zero." You further state that if the size of the offering associated with the spinoff is zero, such offering would qualify for exemption under Rule 504 of Regulation D under the Securities Act relating to offerings of less than $1 million during a twelve-month period. Although no cash consideration may have been paid for the securities, it appears that the Prima Water securities had some value, given that you spun off some of your assets and operations. In this regard, it appears from footnote 13 to the financial statements on page F-24 that Prima had net sales of $561,000 during the year ended December 31, 2009 up through the date of the spinoff and that Prima's net assets on the date of the spinoff had a book value of $2.05 million, which is reflected in your Consolidated Statements of Stockholders' Equity (Deficit) for the Year Ended December 31, 2009 as a "dividend of subsidiary stock." Therefore, it appears that the value of the shares issued in connection with the spinoff may be equal to $2.05 million, and that the distribution of the Prima shares would not qualify for an exemption under Rule 504. Please advise. Alternatively, please disclose that the spinoff may not have complied with Section 5 of the Securities Act and add risk factor disclosure regarding the resulting potential liability to the company.

Primo Water Corporation Annual Financial Statements, page F-2

Notes to Consolidated Financial Statements, page F-7

Note 1. Description of Business and Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

5. We have reviewed your response to comment eight in our letter July 6, 2010. While we understand that you do not recognize revenue for the free three-or five-gallon bottle of water, your current disclosure suggests that you do recognize revenue then net the cost of the free three-or five-gallon bottle of water against it. Please consider clarifying your disclosure to state that you do not recognize revenue for coupons for free three- or five-gallon bottles of water and that the cost of the free bottle of water is recognized within cost of sales.

Primo Water Corporation Interim Unaudited Consolidated Financial Statements, page F-26

Subsequent Events, page F-38

6. We note from revisions throughout your document that your board of directors recently approved certain changes to the expiration dates of the warrants issued in connection with your Series B preferred stock and Series C convertible preferred stock. Please tell us how you considered disclosing this as a subsequent event in your interim financial statements.

Index to Exhibits, page II-8

7. Please file your new Senior Revolving Credit Facility with Wells Fargo Bank, N.A. as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: D. Scott Coward, K&L Gates LLP
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